

Mail Stop 4628

July 19, 2017

<u>Via E-mail</u>
Syed B. Ali
President and Chief Executive Officer
Cavium, Inc.
2315 N. First Street
San Jose, CA 95131

      Re: Cavium, Inc.
            10-K for Fiscal Year Ended December 31, 2016
            Filed February 28, 2017
            File No. 001-33435

Dear Mr. Ali:

      We refer you to our comment letter dated June 28, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      /s/ Cecilia Blye

                      Cecilia Blye, Chief
                      Office of Global Security Risk

cc: Amanda Ravitz
       Assistant Director
       Division of Corporation Finance

       Vincent P. Pangrazio
       General Counsel
       Cavium, Inc.